SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the Month of June 2003 GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F X                     Form 40-F
                                 ---                              ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                            No X
                                  ---                          ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

         On May 30, 2003, we published an announcement in the French "Bulletin Des Annonces Legales Obligatoires" (BALO), in accordance with French law, announcing the re-convening of our Combined General Shareholders' Meeting (Ordinary and Extraordinary), which was originally scheduled for May 28, 2003 and is now scheduled for June 5, 2003. The BALO publication restated the agenda of the shareholders' meeting as well as certain points of French law regarding the shareholders' meeting, as required by French law.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 3, 2003

                                           GENESYS SA


                                          By: /s/ Francois Legros
                                              -------------------------------
                                          Name:  Francois Legros
                                          Title: Chairman and Chief Executive
                                                 Officer